UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [   ] Form 10-K    [   ] Form 20-F    [   ] Form 11-K    [X] Form 10-Q    [   ] Form N-SAR

For Period Ended: June 30, 2007
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Fluid Media Networks, Inc.

Full Name of Registrant:

N/A

Former Name if Applicable:

5813-A Uplander Way

Address of Principal Executive Office (Street and Number)

Culver City, California 90230

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The delay of the Registrant's filing of Form 10-QSB for the quarter ended June 30, 2007 is due to the additional time devoted by the Registrant in connection its preparation of a definitive prospectus to be filed in Canada and the review of its preliminary prospectus filed in Canada (the “Preliminary Prospectus”) regarding the initial public offering of the Registrant's securities in Canada. Such additional time constraints resulted in the Registrant's inability to complete its preparation of its quarterly financial statements and the Registrant's auditors not having sufficient time for their review of such financial statements.

In addition, the Registrant is unable to file its Form 10-QSB for the quarter ended June 30, 2007 with financial statements at this time because the Registrant is continuing work on the current restatement of its historical financial results as first announced in a Form 8-K filed with the Securities and Exchange Commission on August 10, 2007 (the “Form 8-K”). As set forth in the Form 8-K, after discussions with the Ontario Securities Commission (the “OSC”) in connection with their review of the Preliminary Prospectus, the Registrant initiated a voluntary internal review of the treatment of revenue recorded in connection with certain barter transactions. This review resulted in the value of such barter transactions being adjusted to nil.

The Registrant expects to file its Form 10-QSB for the quarter ended June 30, 2007 on or before August 31, 2007.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Justin F. Beckett (310) 665-9878 (Name) (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its June 30, 2007, financial results will differ significantly from previously issued financial statements as a result of the recharacterization of the value of assets received pursuant to certain barter agreement. Historically, the Registrant had treated such assets as having a readily determinable fair value. As a result of the recharacterization, such assets will be treated as having an undeterminable fair value. Specifically, the Registrant determined that the historical basis in the assets relinquished under such barter agreements was nil, and the cost incurred to deliver the consideration relinquished was minimal. Accordingly, it was determined that the fair value of each barter agreement was nil.

The Registrant does not anticipate that this recharacterization will have a significant effect on the net loss of the Registrant because decreased revenue from the recharacterization is expected to be offset by decreased expenses. Furthermore, upon completion of the restatement, the results in operations for the quarter ended June 30, 2006, will be adjusted in a manner similar to the results in operations for the quarter ended June 30, 2007. As a result, following completion of the restatement of the Registrant’s financial statements, the Registrant expects that there will be no significant difference in the results of operations reported for the quarter ended June 30, 2007 and the quarter ended June 30, 2006 resulting from the recharacterization of the value of assets received pursuant to such barter agreements.

Cautionary Note Regarding Forward Looking Statements

Statements made in this Form 12b-25, as well as statements made by us in periodic filings with governmental entities, press releases and other public communications, that reflect management's current assumptions and estimates of future performance may contain forward-looking statements to future events or future financial performance that involves risks and uncertainties. These statements are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. These statements are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those uncertainties and risk factors detailed from time to time in reports filed by us with the Securities and Exchange Commission, including our most recent reports on Forms 10-K and 10-Q.

FLUID MEDIA NETWORKS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2007	By: /s/ Justin F. Beckett
Justin F. Beckett Chief Executive Officer President and Chairman

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